GREG MANNING AUCTIONS, INC.
--------------------------------------------------------------------------------
Larry Crawford                                                775 Passaic Avenue
Chief Financial Officer                          West Caldwell, New Jersey 07006
Executive Vice President                     Phone 800-221-0243  -  973-882-0004
lcrawford@gregmanning.com                                       Fax 973-882-2981
                                                             www.gregmanning.com




February 14, 2005


VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Donna DiSilvio, Senior Staff Accountant
            Monica Brame, Staff Accountant

                  Re:   Greg Manning Auctions, Inc.
                        10-K for the year ended June 30, 2004
                        File No. 1-11988
                        -------------------------------------

Ladies and Gentlemen:

      Greg Manning Auctions, Inc. (the "Company" or "GMAI") is providing its responses to the additional comment from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), by letter dated February 1, 2005.

      Form 10-K filed September 10, 2004
      ----------------------------------

      Notes to Consolidated Financial Statements, page 37
      ---------------------------------------------------

      (1) Description of Business and Summary of Significant Accounting Policies
      --------------------------------------------------------------------------

      Inventories, page 39

1. Please confirm our understanding of your response to comment 1 that items are subject to a write-down using either one of two methods applied consistently.

      Your understanding is correct: We utilize either one of the two methods on a consistent basis.



                   Trusted By Serious Collectors ....Worldwide
                               NASDAQ symbol: GMAI

2. How often are strategic marketing plans giving rise to exceptions with the aging methodology? In this regard, please clarify for us and in future filings disclose the method used to write-down inventory subject to a marketing strategy to sell goods over time.

As we have disclosed, the classification of inventory as "long-term" is made whenever there is a strategic marketing plan in place to sell the inventory over a period of time, greater than one year. These plans are put into place generally as an effort to avoid "flooding the marketplace" and potentially depressing the selling price. We monitor this inventory on a continual basis and if factors change, we write down the inventory to its estimate of net realizable value. Over the past five years we have identified four unique collections in which we have employed a strategic marketing plan to sell this inventory. One of these collections was sold over a two- to three -year time period at our expected gross margin without any write-downs of inventory. The second collection was written down to net realizable value as result of changes in market conditions, and was subsequently sold. The remaining two collections are currently classified as long-term inventory and are being monitored quarterly.

                                      _ _ _

      The Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States/

Should you have any questions in regard to this response, please call me at 973-882-0004.



                                    Very truly yours,

                                    /s/ Larry L. Crawford
                                    --------------------------
                                    Larry L. Crawford


cc:   Mr. Greg Manning